                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. )(1)

                              LJ International Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G55312105
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 29, 2007
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /x/ Rule 13d-1(c)

      / / Rule 13d-1(d)

--------
      (1) The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 2 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG Crimson Partners, L.P.          13-4091478
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  97,436 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              97,436 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    97,436 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 3 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Ramius Securities, L.L.C.          58-2253019
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  180,000 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              180,000 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    180,000 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.9%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 4 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Portside Growth and Opportunity Fund
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  505,312 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              505,312 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    505,312 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.7%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 5 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Ramius Capital Group, L.L.C.        13-3937658
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,015,054 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              1,015,054 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 6 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & Co., L.L.C.               13-3946794
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,015,054 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              1,015,054 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 7 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Peter A. Cohen
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,015,054 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              1,015,054 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 8 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Morgan B. Stark
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,015,054 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              1,015,054 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 9 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Thomas W. Strauss
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,015,054 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              1,015,054 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 10 of 18
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Jeffrey M. Solomon
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,015,054 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              1,015,054 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,015,054 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 11 of 18
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            LJ  International  Inc.,  a  British  Virgin  Islands  company  (the
            "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Unit #12, 12/F, Block A
            Focal Industrial Centre
            21 Man Lok Street, Hung Hom, Hong Kong

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if None, Residence
Item 2(c).  Citizenship

    Ramius Capital Group, L.L.C. ("Ramius Capital")
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    RCG Crimson Partners, L.P. ("RCG Crimson")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    Ramius Securities, L.L.C. ("Ramius Securities")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Cayman Islands

    Portside Growth and Opportunity Fund ("Portside")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Cayman Islands

    C4S & Co., L.L.C. ("C4S")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    Peter A. Cohen ("Mr. Cohen")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 12 of 18
--------------------------------------------------------------------------------

    Morgan B. Stark ("Mr. Stark")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

    Thomas W. Strauss ("Mr. Strauss")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

    Jeffrey M. Solomon ("Mr. Solomon")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

            G55312105

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

            /x/   Not applicable.

      (a)   / /   Broker or dealer  registered  under Section 15 of the Exchange
                  Act.

      (b)   / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   / /   Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act.

      (d)   / /   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act.

      (e)   / /   An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E).

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 13 of 18
--------------------------------------------------------------------------------

      (f)   / /   An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

      (g)   / /   A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

      (h)   / /   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act.

      (i)   / /   A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act.

      (j)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

      (a)   Amount beneficially owned:

            As of the date hereof, (i) RCG Crimson may be deemed to beneficially own 97,436 shares of Common  Stock,  (ii) Ramius  Securities  may be deemed to  beneficially  own 180,000  shares of Common Stock,  (iii)
            Portside may be deemed to beneficially  own 505,312 shares of Common
            Stock and (iv)  Ramius  Capital  may be deemed to  beneficially  own
            1,015,054  shares of Common Stock,  consisting of 232,306  shares of
            Common Stock owned  directly by Ramius Capital and 782,748 shares of
            Common Stock that Ramius Capital may be deemed to  beneficially  own as the  investment  manager of RCG Crimson and Portside,  and as the managing member of Ramius Securities.

            Ramius Capital is the investment manager of RCG Crimson and Portside and is the managing member of Ramius  Securities,  and has the power to direct some of the affairs of each of RCG  Crimson,  Portside and
            Ramius Securities, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. C4S is the managing  member of Ramius Capital and in that capacity  directs its operations.  Messrs.  Cohen, Stark, Strauss and Solomon are the sole
            managing   members  of  C4S,  and  in  that  capacity,   direct  its
            operations.  As a result,  each of Ramius  Capital,  C4S and Messrs.
            Cohen, Stark,  Strauss and Solomon may be deemed to beneficially own all  shares  of  Common  Stock  that are  beneficially  owned by RCG
            Crimson, Portside, Ramius Securities and Ramius Capital, which is an aggregate number of 1,015,054 shares of Common Stock.

            The  foregoing  should  not be  construed  in and  of  itself  as an admission by any Reporting Person as to beneficial  ownership of any shares  of  Common  Stock  owned by  another  Reporting  Person.  In addition,  each of Ramius  Capital,  C4S and Messrs.  Cohen,  Stark,
            Strauss and Solomon disclaim beneficial ownership of the shares held by RCG  Crimson,  Portside and Ramius  Securities  and the filing of

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 14 of 18
--------------------------------------------------------------------------------

            this statement  shall not be construed as an admission that any such person is the beneficial owner of any such  securities.  Each of C4S and Messrs.  Cohen,  Stark,  Strauss and Solomon disclaim beneficial ownership  of the shares  held by Ramius  Capital  and the filing of this statement  shall not be construed as an admission that any such person is the beneficial owner of any such securities.

      (b)   Percent of class:

            Based on 18,967,371 shares issued and outstanding as of November 30,
            2006 as reported in  Amendment  No. 1 to the  Issuer's  Registration
            Statement  on Form  F-3  filed  with  the  Securities  and  Exchange
            Commission  on  February  6, 2007,  (i) RCG Crimson may be deemed to beneficially  own 0.5% of the  outstanding  shares of Common  Stock,
            (ii) Ramius Securities may be deemed to beneficially own 0.9% of the outstanding  shares of Common Stock, (iii) Portside may be deemed to beneficially own 2.7% of the outstanding  shares of Common Stock and
            (iv) each of Ramius Capital,  C4S and Messrs.  Cohen, Stark, Strauss
            and  Solomon  may  be  deemed  to  beneficially   own  5.4%  of  the
            outstanding shares of Common Stock.

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            See Cover Pages Items 5-9.

      (ii)  Shared power to vote or to direct the vote

            See Cover Pages Items 5-9.

      (iii) Sole power to dispose or to direct the disposition of

            See Cover Pages Items 5-9.

      (iv)  Shared power to dispose or to direct the disposition of

            See Cover Pages Items 5-9.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7.     Identification  and Classification of the Subsidiary That Acquired
            the Security Being  Reported on by the Parent  Holding  Company or
            Control Person.

            Not Applicable

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 15 of 18
--------------------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit A

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications.

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities  referred to above were not acquired and  are  not  held  for the  purpose  of or with  the  effect  of  changing  or influencing  the control of the issuer of the  securities  and were not acquired and are not  held in  connection  with or as a  participant  in any  transaction having that purpose or effect.

Exhibits:

Exhibit A: Joint Filing  Agreement,  dated as of February 7, 2007,  by and among
RCG Crimson, Ramius Securities, Portside, Ramius Capital, C4S and Messrs. Cohen,
Stark, Strauss and Solomon.

Exhibit B: Power of Attorney for Messrs. Cohen, Stark, Strauss and Solomon dated
March 11, 2005.

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 16 of 18
--------------------------------------------------------------------------------

                                    SIGNATURE

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

RCG CRIMSON PARTNERS, L.P.                RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: Ramius Capital Group, L.L.C.,
    its investment manager                    its managing manager

By: C4S & Co., L.L.C.,                    By: C4S & Co., L.L.C.,
    as managing member                        as managing member

PORTSIDE GROWTH AND                       RAMIUS CAPITAL GROUP, L.L.C.
OPPORTUNITY FUND
                                          By: C4S & Co., L.L.C.,
By: Ramius Capital Group, L.L.C.,             as managing member
    its investment manager

By: C4S & Co., L.L.C.,                    C4S & CO., L.L.C.
    as managing member

                           By: /s/ Jeffrey M. Solomon
                              --------------------------------
                              Name: Jeffrey M. Solomon
                              Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
-------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 17 of 18
--------------------------------------------------------------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The  undersigned  hereby  agree that the  Statement  on Schedule 13G dated
February 7, 2007 with respect to the shares of Common Stock of LJ  International
Inc.  and  any  further  amendments  thereto  executed  by  each  and any of the undersigned shall be filed on behalf of each of the undersigned  pursuant to and in accordance  with the  provisions  of Rule  13d-1(k)(1)  under the  Securities
Exchange Act of 1934, as amended.

Dated:  February 7, 2007

RCG CRIMSON PARTNERS, L.P.                RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: Ramius Capital Group, L.L.C.,
    its investment manager                    its managing manager

By: C4S & Co., L.L.C.,                    By: C4S & Co., L.L.C.,
    as managing member                        as managing member

PORTSIDE GROWTH AND                       RAMIUS CAPITAL GROUP, L.L.C.
OPPORTUNITY FUND
                                          By: C4S & Co., L.L.C.,
By: Ramius Capital Group, L.L.C.,             as managing member
    its investment manager

By: C4S & Co., L.L.C.,                    C4S & CO., L.L.C.
    as managing member

                           By: /s/ Jeffrey M. Solomon
                              --------------------------------
                              Name: Jeffrey M. Solomon
                              Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
-------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

--------------------------------------------------------------------------------
CUSIP: G55312105                                                   Page 18 of 18
--------------------------------------------------------------------------------

                                    EXHIBIT B

                                POWER OF ATTORNEY

         The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas
W.  Strauss  and  Jeffrey  M.  Solomon,  or any of them,  his  true  and  lawful attorney-in  fact and agent to execute and file with the Securities and Exchange
Commission  any  Schedule  13D,  Schedule  13G, any  amendments  thereto and any related  documentation  which  may be  required  to be filed  in his  individual
capacity  as  a  result  of  the  undersigned's   beneficial  ownership  of,  or
participation  in a group with  respect to,  securities  directly or  indirectly beneficially  owned by Ramius Capital Group,  LLC or any of its affiliates,  and granting unto said attorney-in-fact and agent full power and authority to do and perform  each and  every  act and  thing  which he might or could do in  person, hereby  ratifying and  confirming all that said  attorney-in-fact  and agent may lawfully  do or cause to be done by virtue  hereof.  The  authority  of Peter A.
Cohen,  Morgan B. Stark,  Thomas W.  Strauss and Jeffrey M.  Solomon,  or any of
them,  under  this  Power  of  Attorney  shall  continue  with  respect  to  the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date:    March 11, 2005

                                 /s/ Peter A. Cohen
                                 --------------------------
                                 Peter A. Cohen

                                 /s/ Morgan B. Stark
                                 --------------------------
                                 Morgan B. Stark

                                 /s/ Thomas W. Strauss
                                 --------------------------
                                 Thomas W. Strauss

                                 /s/ Jeffrey M. Solomon
                                 --------------------------
                                 Jeffrey M. Solomon